Grow Solutions Holdings, Inc.

222-111 Research Drive, Saskatoon, SK S7N 3R2

Canada

Phone: (888) 352-0826

Nicholas Lamparski

Division of Corporation Finance

Office of Trade & Services

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:         Grow Solutions Holdings, Inc.

Offering Statement on Form 1-A POS

Filed: July 29, 2020

Response Dated: August 5, 2020

File No. 024-11107

August 5, 2020

Dear Mr. Lamparski,

This letter sets forth the response of Grow Solutions Holdings, Inc., (“GRSO” or the “Company”) to the Staff’s comment letter dated August 4, 2020.

Kindly be advised that Grow Solutions Holdings, Inc. (the "Company”) hereby request qualification of the above-referenced offering statement at 12:00 noon., Eastern Time, on Wednesday, August 5, 2020, or as soon thereafter as is practicable.

In connection with the foregoing request, the Company hereby confirms and acknowledges that:

1.	should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

2.	the action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.	the Company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust the foregoing is in order.

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact me at (888) 352-0826 or Andrew Coldicutt of the Law Office of Andrew Coldicutt at (619) 228-4970. Thank you for your attention to this matter.

Grow Solutions Holdings, Inc.

/s/Chad Fischl

Name: Chad Fischl

Title: Chief Executive Officer, Director